
Mail Stop 3561

July 25, 2008

Mr. David Rector
Chief Financial Officer
Nano Holdings International, Inc.
1640 Terrace Way
Walnut Creek, California 94597

> **Re: Nano Holdings International, Inc.**
> **Post Effective Amendment No. 1 to Form SB-2 on**
> **Form S-1**
> **Filed July 02, 2008**
> **File No. 333-136215**

Dear Mr. Rector:

We have limited our review of your filing to the issue we have addressed in our comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Internal Control over Financial Reporting

1.   Please confirm that you have complied with all outstanding comments issued in our letter dated July 22, 2008 regarding management's assessment of internal control over financial reporting on your Form 10-KSB for the year ended December 31, 2007.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David Rector
Nano Holdings International, Inc.
July 25, 2008
Page 2

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dana Brown at (202) 551-3859 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: David M. Loev, Esq.
          Fax: (713) 524-4122